UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                             October 9, 2020

 Mr. Howard Messing
 Chief Executive Officer
 Medical Information Technology, Inc.
 MEDITECH Circle
 Westwood, MA 02090

         Re:     Medical Information Technology, Inc.
                 Schedule 13E-3
                 File No. 005-77898
                 Schedule 14A
                 File No. 000-28092
                 Filed on October 1, 2020 by Medical Information Technology,
Inc.

 Dear Mr. Messing,

         We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendments to the filings and any information provided in response to these comments, we may have additional comments.

        If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

 Schedule 13E-3

 General

 1. The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders. Please advise us where this legend has been placed and confirm that its placement has been made upon the outside front cover page of the disclosure document ultimately so disseminated.

 2. Please advise us how the disclosure required by Rule 13e-3(e) will be distributed to unaffiliated security holders. For example, please explain to us whether the proxy statement will be the exclusive document sent to such shareholders. See Rule 13e-3(f)(1)(i).

 3. For purposes of verifying the correct computation of the filing fee, please revise the cover page to specify how the $75,188,430 transaction valuation was calculated. See Rule 13e-100.
 Mr. Howard Messing
c/o Medical Information Technology, Inc.
October 9, 2020
Page 2

Item 3. Identity and Background of Filing Person

4. Mr. Pappalardo and the MEDITECH Profit Sharing Trust under his control as sole trustee collectively beneficially own 45.07% of the outstanding shares. Disclosure elsewhere in the proxy statement indicates that the Directors and Officers hold 52.42% of the beneficial ownership and intend to vote in support of the transaction. These disclosures suggest the outcome of the vote is assured in part due to the control that may be exerted when Mr.
   Pappalardo simply exercises his rights to vote. Please advise us, with a view toward revised disclosure, why Mr. Pappalardo and the Trust have not been identified as affiliates engaged
   in the Rule 13e-3 transaction. The term    affiliate    is defined in Rule
13e-3(a)(1). To the
   extent that both Mr. Pappalardo and Trust are affiliates engaged in the Rule 13e-3 transaction, each would have to become signatories to the Schedule 13E-3 and provide all required disclosures. See Question 5 in Exchange Act Release 17719 (April 13, 1981).

5. Please advise us, with a view toward revised disclosure, of the amount of beneficial ownership expected to be held by Mr. Pappalardo and the Trust assuming that the reverse stock split is approved by security holders. See Item 1011(c) of Regulation M-A and refer generally (unless otherwise applicable) to Item 1013(d) as well as Instruction 3 thereto.

Item 7. Purposes, Alternatives, Reasons and Effects

6. Under Item 7(d), disclosure content has been incorporated by reference that does not include the cost savings expected to be achieved by virtue of the registrant no longer being required to file periodic reports under the federal securities laws. Please identify the constituency or constituencies expected to benefit from the anticipated annual savings in regulatory compliance-related costs. Quantify that benefit to the extent practicable, and indicate the savings will be achieved on an annual, recurring basis. Refer to Item 7 of
Schedule 13E-3
   and Instruction 2 to Item 1013 of Regulation M-A.

Item 8. Fairness of the Transaction

7. Please produce a discussion of the factors considered in support of the fairness determination.
   Please specifically address the factors identified in Instruction 2 to Item 1014 of Regulation
   M-A. Negative responses are required under Instruction E to Schedule 13E-3. Refer also to
   Instruction 2(iv) of Item 1014 of Regulation M-A and Questions 20-21 in Exchange Act
   Release 17719 (April 13, 1981).

8. Please advise us, with a view toward revised disclosure, how Medical Information
   Technology Inc. complied with Item 1014(c), (e) and (f) of Regulation M-A. Note that under
   General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed. Refer also to Questions 20-21 in Exchange Act
   Release 17719 (April 13, 1981).
 Mr. Howard Messing
c/o Medical Information Technology, Inc.
October 9, 2020
Page 3

9. The disclosure incorporated by reference implies the Board was empowered to exercise the full power and authority of the registrant in connection with all matters relating to the proposed transaction. Please revise to state, if true, that the Board produced the fairness determination on behalf of Medical Information Technology, Inc. Regardless of any
   delegation of authority to the Board, Item 8 of Schedule 13E-3 and corresponding Item
   1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule
   13e-3 transaction (and any affiliates engaged) as distinguished from the Board. The term
      subject company    is defined in Item 1000(f) of Regulation M-A.

10. The fairness determination should be directed at unaffiliated security holders who will receive cash consideration as well as any who might hold a continuing interest. Please revise or advise. See Questions 19 in Exchange Act Release 17719 (April 13, 1981).

Item 10. Source and Amounts of Funds or Other Consideration

11. A reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction has not yet been provided. The expenses that are required to be disclosed extend beyond funding payment of the transaction or an estimate of the professional expenses. Please revise in accordance with Item 1007(c) of Regulation M-A.

Item 13. Financial Statements, page 13

12. Because financial statements have been incorporated by reference (and not reprinted) in order
    to fulfill the registrant   s disclosure obligations, Instruction 1 of Item
13 of Schedule 13E-3
    requires that a summary of the financial information specified in Item 1010(a) be included.
    Accordingly, summarized financial information must be prepared in accordance with Item
    1010(c) of Regulation M-A. Please revise to disclose all of the information required by Item
    1010(c)(1) for all relevant periods specified in Item 1010(a) of Regulation M-A, or advise.
    For guidance relating to the application of a nearly identical instruction in the context of a tender offer, refer to interpretation I.H.7 in our July 2001 Interim Supplement to the Manual
    of Publicly Available Telephone Interpretations accessible at: https://www.sec.gov/interps/telephone/phonesupplement3.htm

13. We note that 288 shareholders are expected to remain following the reverse stock split, 78 of whom are current staff members and 105 are former staff members. Given that some of the current security holders will have a continuing interest in the registrant, please advise us, with a view towards revised disclosure, how the determination was made that the pro forma financial information required under Item 1010(b) of Regulation M-A was immaterial.

Schedule 14A

14. Please advise us why a Table of Contents appears before the apparent first page of the proxy statement as defined in Rule 14a-1(g). Neither the Notice nor the Schedule 14A codified at
    Rule 14a-101 are part of the proxy statement (as defined in Rule 14a-1(g)). Mr. Howard Messing
c/o Medical Information Technology, Inc.
October 9, 2020
Page 4

15. The first page of the proxy statement, as defined in Rule 14a-1(g)     and
distinguished from
    the Notice or any letter to shareholders     must be marked as preliminary.
Given that a
    preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please place the required legend on the proxy statement. See Rule 14a-6(e)(1). In addition, please revise the form of proxy to also indicate, as required, that it is preliminary.

16. The disclosure within the Notice and elsewhere in the proxy statement indicates that the proxy statement will be available electronically on the internet pursuant to unspecified SEC
       rules.    Please advise us whether or not the registrant will be relying upon Rule 14a-16 to
    distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with
    Rule 14a-16 has been effectuated.

17. Regardless of the method by which the proxy statement will be made available to security
    holders, please disclosure, in accordance with the registrant   s
obligation under Item 1(b) of
    Schedule 14A as well as Rule 14a-6(d), the approximate date upon which the proxy statement and form of proxy will be sent or given to security holders.

Form of Proxy

18. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is
    absolute inasmuch as it can unconditionally be exercised    upon such other
matters as may
    properly come before the Special Meeting . . . .

        We remind you that Medical Information Technology, Inc. is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                              Sincerely,

                                                              /s/ Nicholas P.
Panos

                                                              Nicholas P. Panos
                                                              Senior Special
Counsel
                                                              Office of Mergers
& Acquisitions

cc: Thomas J. LaFond, Esq.